Ms. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Form 10-K for Fiscal Year Ended December 26, 2009
File No. 000-50845

Dear Ms. Shenk:

This letter responds to your comments to the Annual Report on Form 10-K of McCormick & Schmick’s Seafood Restaurants, Inc. for the Fiscal Year Ended December 26, 2009. We have included your numbered comments below and our response follows.

Form 10-K for Fiscal Year Ended December 26, 2009

Management’s Discussion and Analysis

Results of Operations, Page 28

1.	In certain instances you attribute variances in elements of your results to changes in the number of restaurants (for example, refer to pages 30, 31, 33 and 35). In this regard, we believe that presenting a table that shows the changes in the number of restaurants in each period reported would aid investors in further understanding your results. Please revise accordingly, or advise.

We have included this table in our Quarterly Report on Form 10-Q filed on August 5, 2010 and will include the table in future filings.

Revenues, Page 30

2.	Please tell us and disclose on a comparative basis the amount of gift card breakage income recognized and the reason for the increase in the amount recognized in 2009.

We intend to add appropriate disclosure similar to the following in future filings.

“We recognize income from gift cards when the gift card is redeemed or the likelihood of redemption is remote (gift card breakage) and we determine there is no obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions.

Income from gift card breakage increased by $0.2 million, or 13%, to $1.7 million in 2009 from $1.5 million in 2008. This increase was primarily attributable to an increase in gift cards sold in prior periods that became subject to breakage in 2009.”

Liquidity and Capital Resources, Page 38

3.	Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain the level of and comparative changes in cash provided by operating activities. Please note that references to net income, working capital, both of which are prepared on the accrual basis of accounting, and non-cash items do not provide a sufficient basis for a reader to analyze changes in cash flows of operating activities in terms of cash. Please revise your analysis accordingly, and include the intended revised disclosure in your response.

We intend to add appropriate disclosure similar to the following in future filings.

“Net cash provided by operating activities was $22.7 million in 2009 compared to $27.4 million in 2008. The decrease in net cash provided by operating activities in 2009 compared to 2008 was primarily due to the change in net loss, excluding non-cash impairment and deferred income taxes, coupled with changes in working capital. Our primary source of cash is revenue from customers. Guests pay for food and beverage purchases at the time of sale in cash or by credit card, which are converted to cash within a few business days. Our primary uses of cash are for inventory purchases, labor and occupancy which closely approximate the cash basis of accounting as these items are settled in cash within a short period of time.

The most significant cause of the decline in net cash provided by operating activities was a 7.8% decline in revenues. Other factors contributing to the decline in net cash provided by operating activities relate to an increase in trade accounts receivable due to an extra day of credit card settlements in our receivable balance as a result of the timing of a holiday and a decline in accrued expenses and accounts payable due to timing of payments.”

4.	We note that cash used in investing activities, in particular that for purchases of property and equipment, decreased significantly in 2009 relative to amounts reported for 2007 and 2008 without analysis of this. Please discuss why such decreased significantly, and whether the “maximum growth capital expenditures” covenant associated with the revolving credit facility disclosed in note 6 of the notes to the financial statements impacted the amount of the expenditures for 2009. Also, discuss your expectations of the consequences on your operations of such a lower level for these expenditures and continuation of such expenditures at lower levels. Include the intended disclosure in your response.

We intend to add appropriate disclosure similar to the following in future filings.

“During 2007 and 2008, the Company constructed 11 new restaurants in each year. We typically spend between $3.0 million to $4.0 million per new restaurant opening. In late 2008, in light of the economic downturn, we saw negative trends in our key business indicators such as declines in comparable restaurant sales and reduced guest traffic, which we believe resulted from the general economic downturn in the U.S. We made a strategic decision to limit new restaurant growth to those projects in which we were already committed and opened only two new restaurants in 2009. The ‘maximum growth capital expenditures’ covenant in our revolving credit facility was not relevant to this decision. Our level of maintenance capital expenditures on existing restaurants have remained at levels that we believe are appropriate to operate our business and do not believe the overall lower level of capital expenditures has any negative effects on the current operation of our business.”

5.	In connection with the above comment, please disclose in your Form 10-K’s the amount of capital expenditures planned or expected in the ensuing year pursuant to Item303(A)(2)(i) of Regulation S-K. Refer to section III.B of Release 33-6836. Please disclose this amount for 2010 in the next Form 10-Q filed for fiscal 2010.

In our future filings, we will include our expected or planned capital expenditures for the ensuing year.

6.	We note from the balance sheet presented that you have significant working capital deficit in each year reported. However, we did not identify any discussion of the reason for the deficit, the impact of such on your cash flows, liquidity, and operations, and how you manage such deficit. Please expand your disclosure to include such a discussion and include the intended disclosure in your response.

We intend to add appropriate disclosure similar to the following in future filings.

“For much of the Company’s history, we have successfully operated with a negative working capital balance. Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital because we are able to sell many of our food inventory items before payment is due to our suppliers. Credit card receivables, our primary type of receivable, are received within a few business days of a guest’s payment by credit card. We have operated successfully with similar levels of working capital deficit as this level does not fluctuate greatly from year to year and is the appropriate level to support our operations based on the reasons noted above. Funds available from sales not needed immediately for working capital purposes historically have been used for capital expenditures or to repay debt.”

Note 1 - Business and Organization, Page 50

7.	From your disclosure herein and in other sections of the annual report, we note that a management agreement exists with the operation of a restaurant. Please disclose the nature and terms of this arrangement including how you account for the management agreement with its impact on your consolidated financial statements.

As the management agreement represents less than 0.5% of revenues, we have not disclosed additional information in previous filings related to this management agreement and do not anticipate including additional information in future filings as it is considered insignificant.

Notes to Consolidated Financial Statements

Note 12 - Commitments and Contingencies, page 63

8.	In regard to the disputed insurance coverage available for claims arising in the 2004 coverage year, please disclose the amount of claims currently in dispute and any related liability recorded so that investors may have an understanding of the magnitude and potential impact.

We intend to add appropriate disclosure in future filings.

Please contact the undersigned at (503) 226-3440 should you require any additional information or have any questions.

Sincerely,

/s/ Michelle M. Lantow
Michelle M. Lantow
Chief Financial Officer